May 17, 2023

VIA EDGAR

Ms. Jeanne Baker

Mr. Terrence O’Brien

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Village Farms International, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed March 9, 2023

Item 2.02 Form 8-K filed March 9, 2023

File No. 001-38783

Dear Ms. Baker and Mr. O’Brien,

Set forth below are the responses of Village Farms International, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2023, with respect to the Company’s Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. Dollar amounts presented herein are in thousands, consistent with the Company’s financial statements and periodic reports, and unless otherwise stated, are in United States dollars (C$ = Canadian dollars).

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Sales, page 47

1.	Please disclose the facts and circumstances that resulted in lower potency flower inventory being older than 12 months old causing the Company’s fourth quarter inventory write down of $11,038.

Response

The Company acknowledges the Staff’s comment and respectfully submits that the inventory write-down of $11,038 was the result of carrying lower potency bulk flower inventory that was harvested prior to 2022 at a historical cost that was above the net realizable value at December 31, 2022. This write down is required pursuant to Accounting Standards Codification 330, Inventory (ASC 330). Historically, the Company sold its bulk flower inventory in both the retail (higher pricing) and wholesale channels (lower pricing) at an average price in excess of its historical cost. In the fourth quarter of 2022, the Company’s older lower potency bulk flower was no longer held for sale in the retail channels, but was sold in the oversupplied and much lower priced wholesale channel at an average price below the Company’s historical cost, and the Company continued to use this inventory for its own cannabis derivative products. As the average weighted selling price for the older lower potency bulk flower in the fourth quarter of 2022 was below the Company’s historical cost, the Company was required to write down the value of its older lower potency bulk flower inventory, which resulted in the inventory write-down of $11,038.

This was the first inventory write-down the Company has experienced since the inception of cannabis operations and was the result of the continued market saturation of cannabis bulk flower supply and the Company’s decision to no longer sell this older lower potency flower in retail products. See our reply to Comment #4 below for more information on inventory adjustments versus the inventory write-down.

The Company notes that this bulk flower is still in sellable condition despite being harvested prior to 2022 and is being sold and continues to be sold over the course of time, and is also being used as the primary input for the Company’s cannabis derivative products. Lower potency flower was sold in the first quarter of 2023, e.g., has been sold at pricing consistent with its net realizable value as of December 31, 2022. Accordingly, there was no further write-down recorded for this inventory in the Company’s interim financial statements for the three months ended March 31, 2023 included in the Company’s quarterly report on Form 10-Q filed on May 10, 2023 (the “Q1 2023 Quarterly Report”).

In future filings, the Company will include appropriate and more detailed disclosure on the facts and circumstances relating to material inventory write-downs.

Net (loss) Income Attributable to Village Farms International Inc., page 48

2.

You recognized a $43,299 goodwill impairment charge related to your U.S. Cannabis segment in 2022. Given your limited discussion surrounding this impairment charge, there is a concern that investors may not understand the specific facts and circumstances that led to the impairment charges. Please disclose the specific adverse business, competitive and economic factors that led to the significant decline in this reporting unit’s fair value and provide an explanation as to why you determined that you would not be able to overcome those adverse factors. Please refer to Item 303(a)(3) of Regulation S-K and Sections 216 and 501.12.b.4 of the Financial Reporting Codification for guidance for disclosures of material impairment charges.

Response

The Company acknowledges the Staff’s comment and respectfully submits that the facts and circumstances that led to the impairment charge were disclosed in Note 11 to the Company’s annual financial statements included in the 2022 Form 10-K. Specifically, the $43,299 of impairment charges for the U.S. Cannabis segment in 2022 related to goodwill and intangible assets from the Company’s acquisition of Balanced Health Botanicals; the Company determined that these assets were impaired as of June 30, 2022, and the goodwill assets were impaired as of December 31, 2022. As discussed in Note 11 to the Company’s financial statements, these impairments were a direct result of ongoing regulatory challenges regarding cannabidiol (“CBD”) that have negatively impacted retail sales of CBD products and have limited the growth opportunities for the Company’s U.S. cannabis business.

Under the Farm Bill of December 2018, CBD was legalized in the United States, following which there initially had been significant U.S. market interest in the sale of CBD products. This, in turn, led to significant national interest in CBD and CBD infused products. On the back of the strong 2019 and 2020 CBD growth in demand, the Company acquired Balanced Health in August 2021 in an arm’s length transaction. The acquisition accounting allocation of the purchase price had allocated much of the value of the acquired business to goodwill. Since then, the Food and Drug Administration (“FDA”) has increasingly signaled that it would be treating CBD to be a “medicine” and not a supplement, and as such, until further FDA approved studies were provided and reviewed, CBD was not to be used in any food or beverages. The FDA has signaled that until further studies are provided or unless Congress rules that CBD is a supplement – it will continue to treat CBD as a medicine. This regulatory uncertainty, in turn, significantly reduced retailer demand for any CBD products in late 2021 and increasingly into 2022.

Due to ongoing challenges for products containing CBD, the market capitalizations for CBD companies (including the Company) dropped significantly in early 2022, even more so than the general reduction in the overall market capitalizations of most publicly traded companies. As a result of the ongoing regulatory uncertainty and the corresponding impact on market caps in the industry, the Company recorded a goodwill impairment for its U.S. cannabis business of $25,169 and a brand impairment charge for its U.S. cannabis business of $4,630 as of June 30, 2022. As of December 31, 2022, there was further erosion in the market values of the Company and other publicly traded CBD companies relating to the ongoing uncertainty regarding the regulatory status of CBD and the corresponding decline in retail sales of CBD products, which led to the Company recording an additional goodwill impairment charge of $13,500, for total impairment charges for its U.S. cannabis business of $43,299 for the year ended December 31, 2022.

As of the dates of the impairment charges, the Company did not believe it would be able to overcome the adverse factors that led to such charges because there was no indication that the FDA would change its position regarding CBD or that either the FDA or U.S. Congress would take regulatory and/or legislative steps toward facilitating retail sales of CBD-infused food and beverages in the United States.

In response to the Staff’s comment, the Company will include in future filings a more specific discussion of impairment charges in its discussion of “Critical Accounting Estimates” in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in accordance with the requirements of Item 303(a)(3) of Regulation S-K.

As an example, see Appendix A to this response letter, which sets forth a proposed template of disclosure to be included in the MD&A – Critical Accounting Estimates section of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

Cannabis Segment Results - Canada, page 51

3.

You state under “Cannabis Segment Results - Canada” that you present a discussion of the operating results of Pure Sunfarms, before any allocation to Village Farms, which were not consolidated in your financial results for the period of January 1, 2020 to November 1, 2020, and were only consolidated in your results for the years ended December 31, 2022 and 2021 and the period November 2, 2020 to December 31, 2020. As a result, we note your discussion of this segment’s results for the year ended December 31, 2021 compared to the year ended December 31, 2020 as presented beginning on page 52 is not based on your GAAP results. Please revise this discussion to present and discuss your GAAP results.

Response

The Company acknowledges the Staff’s comment and respectfully submits that it had presented a 2021 vs 2020 year-over-year comparison of the Canadian Cannabis segment using GAAP results for 2021 and including a full year of Pure Sunfarms in 2020 (vs its GAAP results, which would have only included Pure Sunfarms since its acquisition of November 1, 2020) in an effort to illustrate the change in the underlying business without giving effect to the timing of the Pure Sunfarms acquisition (which prior to the acquisition had been an equity-accounted investment and in respect of which the Company had previously filed financial statements in accordance with Rule 3-09 of Regulation S-X in its annual reports on Form 10-K for the years ended December 31, 2019 and 2020). The Company’s presentation of this comparison was intended to provide investors with information regarding the actual performance of this business between periods.

The Company further respectfully submits that the Company did compare and discuss its consolidated GAAP income statement between 2021 and 2020 on pages 49 to 51 of the 2022 Form 10-K, which preceded the comparison and discussion of the Canadian Cannabis segment results for 2021 and 2020.

However, in response to the Staff’s comment, in future filings, the Company will present a comparison of its GAAP results for its discussion of both its consolidated and segment results in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures

Reconciliation of Net Income to Adjusted EBITDA, page 61

4.	We have the following comments regarding your non-GAAP measure, Adjusted EBITDA:

•	Please reconcile the $7,136 provision for (recovery of) income taxes to the $4,681 reflected on your consolidated statement of loss for the year ended December 31, 2022;

Response

The Company respectfully advises the Staff that the $4,681 reflected on the consolidated income statement includes 100% of the (provision for) recovery of taxes attributable to the Company’s majority-owned consolidated subsidiary Rose LifeScience. The $7,136 adjustment excludes this tax effect from Rose LifeScience. An additional tax adjustment to Adjusted EBITDA for the Company’s 70% share of Rose LifeScience is reflected in the Adjusted EBITDA table on the line, (Recovery of) provision for income taxes from JV’s. Please see Appendix B-1, attached to this letter, which includes a copy of the as-filed Adjusted EBITDA reconciliation table included on page 61 of the 2022 Form 10-K, where we have highlighted these line items.

In future filings, the Company will separately provide adjustments for (1) provision for (recovery of) income taxes that align with the amount shown on the Company’s income statement, and, if applicable, (2) the tax effects attributable to joint ventures and/or minority non-controlling interests.

Please see Appendix B-2, attached to this letter, which includes an adjusted version of the table shown in Appendix B-1, which reflects the full income tax provision as an adjustment to Adjusted EBITDA and corresponding adjustments to the provision for income taxes for income taxes from JVs and non-controlling interests.

The Company advises the Staff that it has addressed this comment on page 24 of the Q1 2023 Quarterly Report.

•

You include adjustments for inventory write-down to net realizable value and share of loss on JV inventory impairment. Since inventory write-downs are normal expenses to operate your business, please tell us how you considered the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures; and,

Response

The Company acknowledges the Staff’s comment and respectfully submits that the non-GAAP adjustments for “Loss on inventory write-down to net realizable value” and “Share of loss on JV inventory impairment” do not constitute “normal, recurring, cash operating expenses necessary to operate a registrant’s business” within the meaning of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. “Loss on inventory write-down to net realizable value” of $11,038 in 2022 is distinguishable from inventory adjustments that the Company incurs on a normal, recurring basis, such as inventory that does not meet testing standards, is lost in the form of shrink in the manufacturing process, test samples, damaged finished goods, etc. All of these types of inventory adjustments are a normal and necessary part of the Company’s agriculturally-based business and are included in cost of sales and are not added back to arrive at a non-GAAP financial measure. By contrast, the large amount of inventory written down as a non-cash charge for the fourth quarter of 2022 was due to the change in distribution from both retail and wholesale to just wholesale, which continues to suffer poor pricing conditions as discussed in our response to Comment #1 above, and therefore GAAP required the Company to revalue these assets. Unlike ordinary course inventory adjustments, the write-down related solely to the market value of the inventory, which remains saleable or otherwise usable for other cannabis-derived products as part of the Company’s operations. For these reasons, the Company believes it is appropriate and not misleading to treat the inventory write-down in 2022 as a non-GAAP adjustment, as this particular write-down is a one-time non-cash adjustment. Furthermore, the Company considered the value of this inventory as of March 31, 2023 and concluded that no further write-downs of this nature were required.

“Share of loss on JV inventory impairment” of $2,284 relates to the final disposition of the Company’s 2019 hemp inventory that is no longer held for sale due to continuing FDA uncertainty regarding the use of CBD in food and beverages (as discussed in response to Comment #2 above) which led the Company to take steps towards winding down its VF Hemp joint venture. The Company respectfully submits that this impairment charge is a non-cash charge and a non-recurring item outside of the ordinary course of operations. For these reasons, the Company believes it is appropriate and not misleading to treat the JV inventory write-down as a non-GAAP adjustment.

In future filings, the Company will clarify the nature of its inventory write-down adjustments so that it is clearer why management believes them to be appropriate non-GAAP adjustments. If inventory or other asset write downs become recurring and/or ordinary course in nature, then the Company will no longer include non-GAAP adjustments for these amounts in its presentation of Adjusted EBITDA.

•

You indicate in footnote (5) that the purchase price adjustments relate to the revaluation of Pure Sunfarms’ inventory to fair value at the acquisition date. Please explain why you would need such an adjustment in 2022. In this regard, we note that the Pure Sunfarms acquisition occurred in 2020 and we note that any cost impact associated with a change in the valuation of inventory usually turns over quickly. Also, in light of the nature of this adjustment, explain why the $4,268 adjustment for 2022 appears to increase your net loss for 2022.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the purchase price adjustment for acquired inventory is the result of the Company’s acquisition of Pure Sunfarms in November 2020, which required remeasuring all of the acquired assets and liabilities at fair value, including inventory. The difference between the historical (actual) cost and the fair value of inventory as of the date of acquisition was allocated to each inventory batch. This fair value adjustment was then expensed through cost of sales as the inventory was sold. The Company’s cannabis inventory consists of flower, trim and other formats such as distillate and oils. Distillate inventory can be held for years in a stable and high-quality condition. In 2022, the Company sold the distillate remaining on the Company’s books that was acquired at the time of the acquisition of Pure Sunfarms in 2020. At the time of acquisition, the net realizable value for distillate was below the cost at which Pure Sunfarms had paid to acquire it from other third parties, and accordingly, the Company wrote its distillate inventory down as required by purchase price accounting rules. In 2022, when the distillate was sold, the Company realized a gain of $4,268 that offset the 2020 inventory write-down. However, this gain did not accurately reflect the actual economic impact on the Company’s operations because the distillate was sold for more than it was valued in 2020 according to the purchase price accounting rules. Accordingly, the Company included a non-GAAP adjustment of $(4,268) to reduce Adjusted EBITDA to better reflect the actual effect of sales of distillate inventory on the Company’s results.

Please see pages 20 and 24 to 25 of the Q1 2023 Quarterly Report, in which the Company presented both Adjusted Gross Margin and Adjusted EBITDA to adjust for this purchase price adjustment in the comparative period (i.e., for the three months ended March 31, 2022).

5.	You present and discuss Adjusted EBITDA for each of your operating segments. Please provide reconciliations for each of these non-GAAP measures for each period presented.

Response

The Company acknowledges the Staff’s comment and in future filings in which the Company presents Adjusted EBITDA for its operating segments, the Company will include a reconciliation of segment Adjusted EBITDA to segment net income (loss).

Please see pages 24 to 25 of the Q1 2023 Quarterly Report, which include tables that provide a full reconciliation of GAAP net income to Adjusted EBITDA for both the consolidated entity and each segment.

Critical Accounting Policies, page 63

6.

Note 11 discusses your goodwill and brand impairment analysis and discloses that throughout 2022, you recognized macroeconomic challenges, decreases in market capitalization, decreases in transaction multiples, and continued ambiguity in federal regulations with respect to the U.S. CBD market. We also note the significant assumptions applied to the determination of the recoverable amount of your goodwill and brands. Please expand your discussion of critical accounting policies to discuss the impairment testing, assumptions and critical estimates and address the following additional comments:

•	Quantify the remaining goodwill, brand and trademarks related to your Cannabis—Canada and Cannabis United States reporting units.

•	Disclose the macroeconomic challenges that impacted both cannabis reporting units;

•	Clarify the nature of the continued ambiguity in the federal regulations with respect to the U.S. CBD market and address when they began; and

•

Address how declines in your stock price and market capitalization impacted your impairment analysis. Specifically address how you considered your market capitalization in determining the estimated fair values of your reporting units. Refer to ASC 350-20-35-3C, ASC 350-20-35-22 to 24, and ASC 350-20-35-30.

Response

In response to the Staff’s comment, in future filings, the Company will include in its discussion of “Critical Accounting Estimates” in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, a more specific discussion of its goodwill and intangible assets, including (1) quantification of its remaining goodwill and intangible assets in its Canadian and U.S. cannabis segments; (2) discussion of macroeconomic and regulatory challenges in respect of cannabis and CBD; and (3) discussion of how changes in the Company’s share price and market capitalization impact its impairment analysis, to the extent such factors are appropriate. The Company notes that, as discussed in ASC 350-20-35-22, market capitalization may not necessarily be representative of the fair value of a segment of a publicly-traded company. For publicly traded companies, including the Company, a control premium exists because market capitalization reflects trading prices on a minority interest basis. In accordance with the guidance, an entity’s fair value reflects the premium a market participant may pay to gain control of the entity to affect future strategy, introduce synergies or otherwise increase value to a market participant. Therefore, in consideration of the accounting guidance and as part of the Company’s annual goodwill impairment test, the Company performed a market capitalization reconciliation considering the decrease in share price and market capitalization, adjusted for a reasonable control premium, as of December 31, 2022. Based on the analyses performed, the Company concluded there is a difference between the market capitalization of the Company and the equity value of the Company’s reporting units, but that the difference is supportable and the estimates used to arrive at the fair value of the reporting units are reasonable.

Set forth in Appendix A to this letter is the disclosure that the Company intends to include in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. The Company will also include similar disclosures in its other future filings on Form 10-K and, if appropriate, the Company’s quarterly reports on Form 10-Q.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), page 81

7.

You present stock-based compensation as a separate line item in your consolidated statements of income (loss). Expenses related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees. Please reference SAB Topic 14-F and revise accordingly.

Response

The Company acknowledges the Staff’s comment and respectfully submits that it had presented share-based compensation as a separate line item to help investors understand the breakdown of actual cash compensation paid to employees versus the non-cash compensation involving equity.

However, in response to the Staff’s comment, in future filings, the Company will include share-based compensation within the line item for selling, general and administrative (“SG&A”) expenses on the face of its consolidated statements of income (loss), consistent with the classification of cash compensation paid to those same employees.

Please see page 2 of the Q1 2023 Quarterly Report, where the Company’s consolidated statements of income (loss) reflects a single line item for SG&A expenses and no separate line for stock-based compensation. In addition, please also see page 17, where the Company discusses SG&A expenses both with and without share-based compensation in an effort to provide investors supplemental information to better understand the SG&A line item within MD&A.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 85

8.

You discuss produce supply partner revenue within Management’s Discussion and Analysis. Please tell us the nature of these arrangements and, with reference to the material terms of these arrangements, address your revenue recognition.

Response

The Company respectfully advises the Staff that the Company’s produce supply partner revenue relationships consist of oral or letter agreements with third party growers – primarily in Mexico – to grow produce (tomatoes, cucumbers and peppers) under the Village Farms label. The Company’s supply partners ship produce to Village Farms to market and distribute to the Company’s retail accounts. Under U.S. Department of Agriculture (“USDA”) regulations, Village Farms is the importer of record and takes possession and ownership in the inventory once received at its facilities in the U.S. or Canada. There is no difference in the Company’s revenue recognition for sales of produce grown in its own greenhouses versus that of produce produced by third party supply partners. The revenue is recognized when control transfers to Village Farms’ customer, which is typically when the customer receives the goods and therefore the performance obligation is complete. Accordingly, the Company respectfully submits that its disclosures in respect of revenue recognition set forth in Note 3 to the Company’s annual audited financial statements included in the 2022 Form 10-K are sufficient to address revenue recognition in respect of its produce supply partner revenues.

9.

Under bill-and-hold arrangements, you bill customers for product to be delivered at a later date. Control typically transfers when the product is still in your physical possession, and title and risk of loss has passed to the customer. Revenue is recognized when all specific requirements for transfer of control under a bill-and-hold arrangement have been met. Please expand your disclosure to address the guidance in ASC 606-10-25-30 and 606-10-55-82 and 55-83 in determining when control transfers.

Response

The Company respectfully advises the Staff that it did not have any bill-and-hold arrangements in place in 2022 or in 2021. This disclosure had been included due to a small 2020 transaction, in which Pure Sunfarms had some bill-and-hold arrangements in place, but these arrangements were no longer in place for the years ended December 31, 2022 and 2021. These bill-and-hold arrangements resulted in revenues of approximately C$146 which was a very small percentage of the Company’s approximately C$100,000 in cannabis sales in 2020. In future filings, the Company will remove such disclosures from its revenue recognition note to its financial statements to the extent that they are not material and/or applicable.

10.

We note judgment is required in determining whether you are the principal or agent in certain transactions. You evaluate the presentation of revenue on a gross or net basis based on whether you control the service provided to the end-user and are the principal (i.e. “gross”), or you arrange for other parties to provide the service to the end-user and are an agent (i.e. “net”). Please disclose the nature and material terms of these transactions, and with reference to the guidance in ASC 606-10-55-36 to 55-40, separately quantify your revenues recognized on gross and net basis and disclose the indictors of control for gross presentation.

Response

The Company respectfully advises the Staff that the Company acts as principal in connection with substantially all of its sales; however, the Company acts as agent in respect of some revenues for Rose Lifescience, which the Company acquired in November 2021. Specifically, these arrangements consisted of commission sales made by the Company when representing other Canadian licensed producers in Quebec. For the year ended December 31, 2022, the Company advises the Staff that these commission revenues represented less than 1.0% of the Company’s total sales, and accordingly, were not material to the Company’s operating results for the periods presented.

In response to the Staff’s comment, the Company has presented quantitative disclosure of these commissions on page 20 of the Q1 2023 Quarterly Report. As indicated therein, commissions represent an immaterial percentage of the Company’s sales for the periods presented.

In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, the Company will provide a description of these arrangements in its revenue recognition note to its financial statements, and will separately quantify revenues recognized on gross and net basis and disclose the indicators of control in its gross presentation, to the extent they are material to the Company’s financial statements.

Note 19. Segment and Geographic Information, page 103

11.

You present segment gross margin. However, we note that you also present segment net income (loss) and adjusted EBITDA in Management’s Discussion and Analysis. Please clarify if your CODM uses gross margin or multiple segment performance measures to assess performance. If he uses multiple segment performance measures, address how you determined it was appropriate to disclose gross margin rather than net income (loss) in this footnote. Refer to ASC 280-10-50-22.

Response

The Company respectfully advises the Staff that the CODM uses both gross margin and Adjusted EBITDA as segment performance measures to assess management performance, both of which are discussed in Management’s Discussion and Analysis (see pages 51 to 56 of the 2022 Form 10-K). As the CODM uses more than one measure to assess performance and allocate resources, the Company determined which measure is most consistent with that presented in the consolidated financial statements and therefore disclosed gross margin as the reported segment profitability measure. Due to foreign exchange gain/loss, required non-cash GAAP adjustments such as purchase price inventory valuation adjustments and other non-operational income/charges, as well as tax provisions, net income (loss) is not used by the CODM in assessing segment performance.

Item 2.02 Form 8-K filed March 9, 2023

Exhibit 99.1

General, page 1

12.	Please address our non-GAAP measure comments issued under your Form 10-K.

Response

The Company acknowledges the Staff’s comment and will address the Staff’s non-GAAP comments in respect of its 2022 Form 10-K (i.e., Comments #3, 4 and 5 above) in the Company’s future earnings releases, to the extent applicable. Please see the Company’s earnings release, dated May 10, 2023, for the quarter ended March 31, 2023 (the “Q1 2023 Earnings Release”).

Fourth Quarter 2022 Financial Highlights, page 2

13.

You disclose that excluding the write down, gross margin for Canadian Cannabis was 40% and Canadian Cannabis adjusted EBITDA was $4.7 million. Please disclose the U.S. GAAP most directly comparable financial measure with equal or greater prominence. Address this comment as it relates to U.S Cannabis and Village Farms Fresh adjusted EBITDA at the top of page 3.

Response

The Company acknowledges the Staff’s comment and in the Company’s future earnings releases, the Company will disclose its GAAP measures with equal or greater prominence than its non-GAAP measures. For example, in future earnings releases, the Company will not present financial measures excluding write-downs prior to disclosing the applicable GAAP measure for the Company as a whole or any of its operating segments. For example, please see the Q1 2023 Earnings Release.

14.

We note that you disclose a line item for Cost of Sales, Gross Margin and Gross Margin % – Excluding Inventory Write Down. Since inventory write-downs are a normal expense to operate your business, please address the appropriateness of these Non-GAAP measures in light of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

The Company refers the Staff to the response to Comment #4 (second bullet) above in which the Company respectfully submits that the inventory write-down is an appropriate non-GAAP adjustment because it does not constitute “normal, recurring, cash operating expenses necessary to operate a registrant’s business” within the meaning of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In future earnings releases, the Company will clarify the nature of such adjustments, so that it is clearer that such non-GAAP adjustments are appropriate.

Canadian Cannabis Financial Performance Summary, page 4

15.

Please define total gross sales and with reference to Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, please address the appropriateness of this measure. In this regard, it appears that this measure may be an individually tailored measure.

Response

The Company respectfully advises the Staff that “total gross sales” refers to the Company’s cannabis sales before deducting Canada’s cannabis excise tax, which is a flat CAD$1 per gram (regardless of the market price of the product). The Company further advises that it has presented “total gross sales” to align with other cannabis companies that present revenues on a gross basis and to provide supplemental information to investors regarding magnitude of the excise taxes paid by the Company’s Canadian Cannabis sales. The intent of this presentation has not been to change the recognition and measurement principles applied in accordance with GAAP or to substitute an individually tailored non-GAAP measure for the appropriate GAAP measure. Excise tax on Canadian cannabis companies is one of the largest (or in the Company’s case the largest) business expenses in the industry and is a figure that the Company believes investors like and need to know and understand.

In response to the Staff’s comment, in the Q1 2023 Earnings Release, the Company has not included, and in future filings, the Company will likewise not include, a top-line disclosure of “gross sales” in its presentation of the results of the Canadian Cannabis segment. In order to provide disclosure regarding the above-mentioned excise taxes, which the Company believes is meaningful and useful information for investors to assist them with understanding the business economics associated with the Canadian cannabis market, the Company has included supplemental information regarding its revenues and the associated excise taxes on page 20 of the Q1 2023 Quarterly Report, and intends to include similar disclosures in future filings as appropriate.

16.

We note that you disclose a line item for Cost of Sales, Gross Margin and Gross Margin % – Excluding Inventory Write Down. Since inventory write-downs are normal expense to operate your business, please address the appropriateness of these Non-GAAP measures in light of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

The Company refers the Staff to the responses to Comment #4 (second bullet) and #14 above in which the Company respectfully submits that the inventory write-down (which relates to the Cannabis – Canada operating segment) is an appropriate non-GAAP adjustment because it does not constitute “normal, recurring, cash operating expenses necessary to operate a registrant’s business” within the meaning of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In future earnings releases, the Company will clarify the nature of this adjustment so that it is clearer that this non-GAAP adjustment is appropriate.

As indicated in our response to Comment #4 (bullet #2), if inventory write-downs due to market prices become normal, then the Company will no longer adjust its non-GAAP financial measures for these amounts.

*    *     *    *    *    *    *    *    *    *    *     *

If there are additional comments or questions, please do not hesitate to contact the undersigned (Stephen Ruffini) at (407) 936-1190 or Chris Bornhorst of Torys LLP at (212) 880-6047.

Very Truly Yours,

/s/ Stephen Ruffini
Stephen Ruffini
Executive Vice President and Chief Financial Officer

cc: Christopher R. Bornhorst Esq., Torys LLP

Appendix A

Proposed “Critical Accounting Estimates” Disclosures for the Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2023

Goodwill

Factors Affecting Goodwill

The Company has experienced macroeconomic challenges, such as a decrease in market capitalization driven by decreases in transaction multiples for cannabis and CBD companies, as well as the continued ambiguity in federal regulations with respect to the U.S. CBD market. Macroeconomic challenges include inflation, which affect cultivation costs, distribution costs and operating expenses, as well as rising interest rates, supply shortages and volatile commodity prices.

The U.S. CBD market and the comparable market capitalizations for our CBD competitors declined throughout 2022 as a result of continued ambiguity in federal regulations. CBD was taken off the controlled substance list in the Farm Bill of 2018. In 2019, the FDA ruled that CBD was deemed to be a “medicine”. However, CBD remains subject to further study by the FDA in order to receive FDA approval to include CBD based products in food and beverages. Until the FDA receives either more scientifically-based health and wellness studies, or further Congressional direction, the FDA will not allow CBD to be put into food or beverages. As such, there has been a negative impact on the sales of all CBD products across the country since the initial interest in CBD products in 2019 and 2020. This has resulted in U.S. retailers moving away from carrying CBD based products in light of potential FDA scrutiny, and has had a negative impact on the sales of all CBD products across the United States.

The FDA continues to not only publish guidance indicating their unwillingness to pursue rulemaking allowing the use of CBD in dietary supplements or conventional foods, but also issue warning letters to some CBD companies that are making health and wellness claims, which has increased regulatory uncertainty regarding CBD and has pushed U.S. retailers further away from CBD products.

As a result of the foregoing factors, the Company and other cannabis and CBD companies have suffered a decline in the price of their common shares and their overall market capitalizations. These declines represented an indicator of possible goodwill and intangible asset impairment for the Company.

Cannabis – U.S.

As a result of foregoing factors, we performed a goodwill impairment assessment for the Company’s Cannabis – U.S. segment as of June 30, 2022. On June 30, 2022, the estimated fair value of goodwill for the Cannabis – U.S. segment was determined using the market valuation method. The most significant assumption used in applying the market valuation methodology was a market-based revenue multiple of 1.6x based on transaction multiples of somewhat similar CBD-based companies. We concluded that as of June 30, 2022, the recoverable amount was lower than its carrying amount and as a result, an impairment charge to goodwill of $25,169 was allocated to the Cannabis – U.S. segment for the six months ended June 30, 2022.

In addition, due to further erosion in the market values of the Company and other publicly traded CBD companies relating to the ongoing uncertainty regarding the regulatory status of CBD and the corresponding decline in retail sales of CBD products, we concluded that as of December 31, 2022, the recoverable amount of goodwill for the U.S. – Cannabis segment was lower than its carrying amount and as a result, an additional impairment charge to goodwill of $13,500 was allocated to the U.S. – Cannabis segment. Accordingly, we recognized a total goodwill impairment charges of $38,669 in 2022. For more information, see Note 11 to our audited annual financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022.

[As of June 30, 2023, there were no goodwill impairment indicators for the Company’s Cannabis – U.S. segment. Accordingly, the Company did not perform a goodwill impairment assessment for the Company’s Cannabis – U.S. segment as of June 30, 2023.]

OR

[As a result of [_______], we performed a goodwill impairment assessment for the Company’s Cannabis – U.S. segment as of June 30, 2023. On June 30, 2023, the estimated fair value of goodwill for the Cannabis – U.S. segment was determined using the market valuation method and a discounted cash flow projection from budgets approved by senior management covering a three-year period. The most significant assumptions used in applying the discounted cash flow methodology were (1) a market participant post-tax discount rate applied to after-tax forecast cash flows of [_]%; (2) forecasted cash flows beyond the three-year period extrapolated using a [_]% growth rate; and (3) no change in future revenues. We concluded that as of June 30, 2023, the recoverable amount was lower than its carrying amount and as a result, an additional impairment charge to goodwill of $[__] was allocated to the U.S. – Cannabis segment. The most significant assumption used in applying the market valuation methodology was a market-based revenue multiple of [__]x based on transaction multiples of somewhat similar CBD-based companies. We concluded that as of June 30, 2023, the recoverable amount was [lower] [higher] than its carrying amount and as a result, [an impairment charge to goodwill of $[___] was allocated to the Cannabis – U.S. segment]

OR [no goodwill impairment charge was required for the Cannabis – U.S. segment].]

The carrying value of goodwill associated with our Cannabis – U.S. segment was $[___] at June 30, 2023 and $34,839 at June 30, 2022.

Cannabis—Canada

There were no goodwill impairment indicators for the Cannabis – Canada segment as of [either] June 30, 2022 [or 2023]. Accordingly, the Company did not perform a goodwill impairment assessment for the Company’s Cannabis – Canada segment as of [either] June 30, 2022 [or 2023].

IF APPLICABLE:

[As a result of [_______], we performed a goodwill impairment assessment for the Company’s Cannabis – Canada segment as of June 30, 2023. On June 30, 2023, the estimated fair value of goodwill for the Cannabis – Canada segment was determined using a discounted cash flow projection from budgets approved by senior management covering a three-year period. The most significant assumptions used in applying the discounted cash flow methodology were (1) a market participant post-tax discount rate applied to after-tax forecast cash flows of [_]%; (2) a terminal growth rate of [_]%; and (3) forecasted cash flows beyond the three-year period extrapolated using a [_]% growth rate. We concluded that as of June 30, 2023, the recoverable amount was [lower] [higher] than its carrying amount and as a result, [an impairment charge to goodwill of $[___] was allocated to the Cannabis – Canada segment] OR [no goodwill impairment charge was required for the Cannabis – Canada segment].]

The carrying value of goodwill associated with our Cannabis – Canada segment was $[___] at June 30, 2023 and $57,804 at June 30, 2022.

Future Periods; Further Information

To the extent we continue to observe impairment indicators for our Cannabis – U.S. and/or Cannabis – Canada segments or our other reporting units, we may be required to perform quantitative goodwill impairment assessments for such reporting units in future periods.

For further information regarding our goodwill and any applicable impairment testing, see Note 11 to our audited annual financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022 and Note [_] to our interim financial statements included in this Quarterly Report on Form 10-Q.

Intangible Assets

Factors Affecting Intangible Assets

Intangible assets include licenses, brands and trademarks, customer relationships, computer software and other indefinite-lived intangible assets, which were impacted by the same factors as those affecting goodwill (see “—Factors Affecting Goodwill” above).

Cannabis – U.S.

As a result of foregoing factors, we performed a brand impairment assessment for the Company’s Cannabis – U.S. segment as of June 30, 2022. On June 30, 2022, the estimated fair value of the Cannabis – U.S. brand was determined using a discounted cash flow projection. We concluded that as of June 30, 2022, the recoverable amount was lower than its carrying amount and as a result, an impairment charge to the brand intangible of $4,630 was allocated to the Cannabis – U.S. segment.

[As of June 30, 2023, there were no brand impairment indicators for the Company’s Cannabis – U.S. segment. Accordingly, the Company did not perform a brand impairment assessment for the Company’s Cannabis – U.S. segment as of June 30, 2023.]

OR

[As a result of [__________], we performed a brand impairment assessment for the Company’s Cannabis – U.S. segment as of June 30, 2023. On June 30, 2023, the estimated fair value of the Cannabis – U.S. brand was determined using a discounted cash flow projection from budgets approved by senior management covering a three-year period. We concluded that as of June 30, 2023, the recoverable amount was lower than its carrying amount and as a result, an impairment charge to brand intangible assets of $[___] was allocated to the Cannabis – U.S. segment.]

Cannabis—Canada

There were no brand impairment indicators for the Cannabis – Canada segment as of [either] June 30, 2023 [or 2022]. Accordingly, the Company did not perform a brand impairment assessment for the Company’s Cannabis – Canada segment as of [either] June 30, 2023 [or 2022].

IF APPLICABLE:

[As a result of [_________], we performed a brand impairment assessment for the Company’s Cannabis – Canada segment as of June 30, 2023. On June 30, 2023, the estimated fair value of the brand intangible for the Cannabis – Canada segment was determined using a discounted cash flow projection from budgets approved by senior management covering a three-year period. We concluded that as of June 30, 2023, the recoverable amount was lower than its carrying amount and as a result, an impairment charge to brand intangible assets of $[___] was allocated to the Cannabis – Canada segment.]

The carrying value of the brand intangible associated with our Cannabis – U.S. segment was $[__] at June 30, 2023 and was $20,956 at June 30, 2022.

Future Periods; Further Information

To the extent we continue to experience intangible assets impairment indicators for our Cannabis – U.S. and/or Cannabis – Canada segments or our other reporting units, we may be required to perform quantitative intangible asset impairment assessments for such reporting units in future periods.

For additional information regarding our intangible assets and applicable impairment testing, see Note 11 to our audited annual financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022 and Note [_] to our interim financial statements included in this Quarterly Report on Form 10-Q.

Appendix B-1

“Reconciliation of Net Income to Adjusted EBITDA” Disclosure in the 10-K for the Year

Ended December 31, 2022 (as filed)

Reconciliation of Net Income to Adjusted EBITDA

The following table reflects a reconciliation of net income to Adjusted EBITDA, as presented by the Company:

	For the Year Ended December 31,
(in thousands of U.S. dollars)	2022 (1)	2021 (1)	2020 (2)
Net (loss) income	$(101,146)	$(9,079)	$11,608
Add:
Amortization	10,260	13,004	6,527
Foreign currency exchange loss	2,268	329	136
Interest expense, net	3,038	2,709	1,431
Provision for (recovery of) income taxes	7,136	(3,526)	(2,790)
Share-based compensation	3,808	7,533	6,142
Interest expense for JVs	38	53	774
Amortization for JVs	1,554	71	1,503
Foreign currency exchange loss (gain) for JVs	1	—	120
(Recovery of) provision for income taxes for JV’s	(1,718)	—	1,600
Share-based compensation for JV’s	124
Other expense, net for JV’s	(26)
Deferred financing fees	214	300	—
Incremental utility costs due to storm	—	1,400	—
Impairments	43,299	—	—
Gain on acquisition (3)	—	—	(23,631)
Gain on settlement agreement (4)	—	—	(4,681)
Loss on inventory write-down to net realizable value	11,038	—	3,275
Purchase price adjustment (5)	(4,268)	980	3,295
Gain on settlement of net liabilities from JV	—	—	(2,496)
(Gain) loss on disposal of assets	(7)	254	819
Share of loss on JV inventory impairment	2,284	—	—
Write-off of note receivable	592	—	3,791
Other expense, net	200	(16)	—
Adjustment to reflect true economic value for Pure Sunfarms (6)	—	—	(12)
Adjusted EBITDA (7)	$(21,311)	$14,012	$7,411
Adjusted EBITDA for JV’s	$(327)	$(260)	$5,663
Adjusted EBITDA excluding JV’s	$(20,984)	$14,272	$1,748

Appendix B-2

“Reconciliation of Net Income to Adjusted EBITDA” (as adjusted to separate out the tax effects attributable to unconsolidated JVs and non-controlling interests)

	For the Year Ended December 31,
(in thousands of U.S. dollars)	2022 (1)	2021 (1)	2020 (2)
Net (loss) income	$(101,146)	$(9,079)	$11,608
Add:
Amortization	10,260	13,004	6,527
Foreign currency exchange loss	2,268	329	136
Interest expense, net	3,038	2,709	1,431
Provision for (recovery of) income taxes	4,681	(3,526)	(2,790)
Share-based compensation	3,808	7,533	6,142
Interest expense for JVs	38	53	774
Amortization for JVs	1,554	71	1,503
Foreign currency exchange loss (gain) for JVs	1	—	120
Provision for income taxes for income taxes from unconsolidated JVs	—	—	1,600
Provision for income taxes, non-controlling interest	737
Share-based compensation for JV’s	124
Other expense, net for JV’s	(26)
Deferred financing fees	214	300	—
Incremental utility costs due to storm	—	1,400	—
Impairments	43,299	—	—
Gain on acquisition (3)	—	—	(23,631)
Gain on settlement agreement (4)	—	—	(4,681)
Loss on inventory write-down to net realizable value	11,038	—	3,275
Purchase price adjustment (5)	(4,268)	980	3,295
Gain on settlement of net liabilities from JV	—	—	(2,496)
(Gain) loss on disposal of assets	(7)	254	819
Share of loss on JV inventory impairment	2,284	—	—
Write-off of note receivable	592	—	3,791
Other expense, net	200	(16)	—
Adjustment to reflect true economic value for Pure Sunfarms (6)	—	—	(12)
Adjusted EBITDA (7)	$(21,311)	$14,012	$7,411
Adjusted EBITDA for JV’s	$(327)	$(260)	$5,663
Adjusted EBITDA excluding JV’s	$(20,984)	$14,272	$1,748